Exhibit (a)(17)




                             Fant Industries Inc.
                             2154 Highland Avenue
                          Birmingham, Alabama 35205
                            Phone:  (205) 933-1030


For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners
(212) 843-8500


FOR IMMEDIATE RELEASE
---------------------


FANT INDUSTRIES EXTENDS OFFER FOR SHARES OF HEI, INC.
-----------------------------------------------------

NEW YORK, NEW YORK -- April 7, 1998 -- Fant Industries Inc., formed by Anthony J. Fant of Birmingham, Alabama, has announced that 1,635,108 shares of the Common Stock of HEI, Inc. (Nasdaq: HEII) of Victoria, Minnesota, representing approximately 40.2% of the outstanding shares, have been tendered to date pursuant to its cash tender offer to purchase 467,886 shares at a price of $8.00 net per share. Upon satisfaction of the tender offer conditions, shares tendered will be accepted on a pro rata basis.

Mr. Fant stated that the shareholders have sent a message to HEI's Board of Directors by their overwhelming response to the offer. "The shareholders have clearly spoken. They like our offer and they want the Board to remove the obstacles to completion."

The Fant Industries tender offer, proration period and withdrawal rights have been extended and will expire on Thursday, April 30, 1998 at 12:00 midnight New York City Time unless extended further.

R.J. Steichen & Co. is the Dealer Manager, and Beacon Hill Partners, Inc. is the Information Agent.